Watts, Griffis and McOuat
Since 1962
CONSULTING GEOLOGISTS AND ENGINEERS

CONSENT OF QUALIFIED PERSON

Dear Sirs:

RE: ALDERON IRON ORE CORP.

I, Michael Kociumbas, P.Geo., Senior Geologist and Vice-President of Watts, Griffis and McOuat Limited, hereby consent to the public filing of the technical report titled "*Preliminary Economic Assessment of the Rose Central Deposit and Resource Estimate for the Rose Central, Rose North and Mills Deposits of the Kamistiatusset (Kami) Iron Ore Property, Labrador for Alderon Iron Ore Corp.*" and dated effective October 26, 2011 (the "Technical Report") which the undersigned has co-authored with BBA Inc. for Alderon Iron Ore Corp.

I also consent to any extracts from or a summary of the Technical Report in the news releases dated September 8, 2011 and September 13, 2011 of Alderon Iron Ore Corp. (the "News Releases").

I certify that I have read the News Releases filed by Alderon Iron Ore Corp. and that they fairly and accurately represent the information in the sections of the technical report for which I am responsible.

Dated this 26th day of October, 2011.

Sincerely,

Michael Kociumbas

Michael Kociumbas, P.Geo.
Senior Geologist